SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of JUNE ,  2004.
                                       -------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F   X       Form 40-F
                              -------             -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                 No   X
                         -------           -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED


Date  June 9, 2004                         By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           David Henstridge
                                           President & CEO

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         TUMI RESOURCES  LIMITED (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         June 9, 2004

3.       PRESS RELEASE

         The press release was released on June 9, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       DIRECTOR

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         June 10, 2004.


                                                         /s/ Nick DeMare
                                                         -----------------------
                                                         Nick DeMare, Director

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF
--------------------------------------------------------------------------------

NEWS RELEASE                                                        JUNE 9, 2004


   BEHRE DOLBEAR SCOPING STUDY RECOMMENDS FURTHER WORK AT CINCO MINAS, MEXICO

VANCOUVER, CANADA - Tumi Resources (TSXV - TM; OTCBB - TUMIF; Frankfurt - TUY). David Henstridge, President, reports that the recently completed study by Behre Dolbear concluded that further work is required at Cinco Minas, particularly increasing mineral resources and performing slope stability studies. The Behre Dolbear Scoping Study concluded the following main points:

     1. A computerized resource calculation, using a rotated block model and a three pass ordinary kriging procedure for silver grade and using a cut-off of 30 g/t silver was undertaken by Behre Dolbear (conforms to Canadian N143-101 standards) gave as follows:

                         TONNES             AG            AU
                         (1,000)           (G/T)         (G/T)

         Indicated        1,040             184          1.23
         Inferred           494             165          1.17

         Total            1,534             178          1.21

         Behre Dolbear reports that additional drilling is required to fill in blanks in the current 50m section drill pattern.

     2. Strip ratios are high for all surface mining cases (a 50 degree pit slope was used), and a geotechnical study is needed to determine if pit slopes can be steepened.

     3. The present underground and open-pit resources, as estimated, are insufficient to justify mining, and Tumi should focus on exploring for and developing more resources. Behre Dolbear recommends additional exploration in the El Abra to San Juan zone, Cantarannas zone to the northwest and El Abrita u Cerro Colorado zones to the southeast.

     4. Additional metallurgical testing based on larger and more representative samples is needed to determine if heap leaching recoveries can be improved and to provide a reliable basis for further investigation into alternatives involving milling with gravity and cyanidation circuits.

The Company believes that gaps in the drill spacing have contributed to an underestimation of the resource and that positive results in the current drilling program should increase the resource estimated by Behre Dolbear. A more detailed topographic survey of the El Abra area is underway to assist in ongoing mining studies.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM.V", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Tumi's assets in this sector. Management aims to identify exploration projects, predominantly silver projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:
                                             Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                         or email: mbermudez@chasemgt.com
---------------------------------
David Henstridge, President & CEO            website: www.tumiresources.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.